06006337

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52690

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH. D.C. 205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Technology Capital Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1240 Blalock, Suite 200
(No. and Street)

Houston (City) | Texas (State) | 77055 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harvard Hill | 713-222-8600 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pannell Kerr Forster of Texas
(Name – *if individual, state last, first, middle name*)

5847 San Felipe Suite 2400 (Address) | Houston (City) | Texas (State) | 77056 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harvard Hill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Technology Capital Management, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President - General Manager

Title

Notary Public

LORETTA CRANE
NOTARY PUBLIC
STATE OF TEXAS
My Comm. Exp. 12-13-07

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TECHNOLOGY CAPITAL MANAGEMENT, LLC

Financial Statements and Supplementary Information Required By SEC Rule 17a-5

December 31, 2005

TECHNOLOGY CAPITAL MANAGEMENT, LLC

December 31, 2005

Table of Contents

PANNELL
KERR
FORSTER
OF TEXAS, P.C.

Professional Advisors
5847 San Felipe, Suite 2400
Houston, Texas 77057
Phone: (713) 860-1400
Fax: (713) 355-3909
www.pkftexas.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Technology Capital Management, LLC

We have audited the accompanying statement of financial condition of Technology Capital Management, LLC (the "Company") as of December 31, 2005, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Technology Capital Management, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pannell Kerr Forster of Texas, P.C.

February 24, 2006

TECHNOLOGY CAPITAL MANAGEMENT, LLC

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$ -
Certificate of deposit	11,597
Total assets	$11,597

Liabilities and Member's Deficit

Accounts payable	$13,245
Bank overdraft	858
Total current liabilities	14,103
Commitments and contingencies	-
Member's deficit	(2,506)
Total liabilities and member's deficit	$11,597

See accompanying notes to financial statements.

TECHNOLOGY CAPITAL MANAGEMENT, LLC

Statement of Operations

Year Ended December 31, 2005

Revenues	$ -
Expenses	
Service fee - related party	43,200
Regulatory fees and expenses	2,397
Consulting fees	26,022
Accounting/legal expenses	8,622
Other expenses, net	(155)
Total expenses	80,086
Net loss	$ (80,086)

See accompanying notes to financial statements.

TECHNOLOGY CAPITAL MANAGEMENT, LLC

Statement of Changes in Member's Deficit

Year Ended December 31, 2005

	Total Member's Deficit
Balance at December 31, 2004	$ 12,775
Services contributed by member	50,700
Member cash contributions	11,186
Expenses contributed by member	2,919
Net loss	(80,086)
Balance at December 31, 2005	$ (2,506)

See accompanying notes to financial statements.

TECHNOLOGY CAPITAL MANAGEMENT, LLC

Statement of Cash Flows

Year Ended December 31, 2005

Cash flows from operating activities	
Net loss	$ (80,086)
Adjustments to reconcile net loss to net cash used in operating activities	
Services contributed by member	50,700
Expenses contributed by member	2,919
Changes in operating assets and liabilities	
Increase in accounts payable	10,326
Increase in bank overdraft	858
Net cash used in operating activities	(15,283)
Cash flows from investing activities	
Increase in certificate of deposit	(191)
Payments received on note receivable - related party	4,182
Net cash provided by investing activities	3,991
Cash flows from financing activities	
Capital contributions	11,186
Net cash provided by financing activities	11,186
Decrease in cash and cash equivalents	(106)
Cash and cash equivalents - beginning of year	106
Cash and cash equivalents - end of year	$ -
Supplemental cash flows information:	
Services contributed as member capital	$ 50,700
Expenses contributed by member	$ 2,919

See accompanying notes to financial statements.

TECHNOLOGY CAPITAL MANAGEMENT, LLC

Notes to Financial Statements

December 31, 2005

Note 1 - General Information and Summary of Significant Accounting Policies

Description of business

Technology Capital Management, LLC (the "Company"), a Texas limited liability company, was formed on April 4, 2000, through the execution of a limited liability company agreement with its single member, Houston Partners Technology Group, LLC. The Company is a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD").

Cash and cash equivalents

The Company considers all short-term highly liquid investments which are readily convertible into cash which have maturities as of the date of purchase of three months or less to be cash equivalents.

Income taxes

The Company is not recognized as a taxable entity for Federal income tax purposes and, thus, no income tax expense has been recorded in the financial statements. Taxable income of the Company is reported on the member's Federal tax return.

Revenue recognition policy

The Company recognizes revenues from private placements, including fees arising from the placement of debt and equity securities of corporations and other entities, as earned.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

Note 2 - Consulting Agreement

During July 2000, the Company entered into a consulting services agreement with MGL Consulting Corporation ("MGL") to provide NASD compliance services for a fixed fee of $750 per month. Total consulting fees paid under this agreement were $9,000 for the year ended December 31, 2005. Furthermore, other consulting services provided by the MGL during the year ended December 31, 2005 totaled $17,022.

Note 3 - Commission Agreement

During March 2003, the Company entered into an agreement with a related party to assist in (i) structuring private placements of debt or equity securities, (ii) acting as a financial advisor regarding the financing of companies, (iii) reviewing business plans and (iv) screening and selecting prospective private investors. As compensation for services, the Company shall pay a commission to the related party of up to 60% of the placement fee funds received. There were no commissions accrued nor paid related to this agreement during the year ended December 31, 2005.

Note 4 - Management Services Agreement

Effective January 1, 2002, the Company and its member entered a management services agreement in which the member agreed to provide back office services and pay, on behalf of the Company, all overhead expenses. The agreement was amended on December 1, 2003, to eliminate the monthly service fee and instead provide an Incremental Allocation Services fee of $3,600 per month and a Proportional Allocation Services fee equal to 85% of the monthly adjusted net operating income, which excludes the service fee (the "Service Fees"). Payment of the monthly Proportional Allocation Services fee can be waived by the member upon notification to the Company. In the event that the Service Fees cause the Company's net capital to fall below $10,000, then the Service Fees shall be reduced on a dollar-for-dollar basis by any amount necessary to allow the Company to maintain net capital equal to $10,000. The amount of the reduction will be permanently waived and will not be recouped by the member in future months. Accordingly, under the terms of these agreements, the Company incurred $43,200 of Service Fees expense for the year ended December 31, 2005. Payment of these fees was waived by the member and was instead recorded as a contribution to capital by the member. In addition, the member contributed as capital $7,500 in other services during the year ended December 31, 2005.

Note 5 - Employee Benefit Plan

The Company, along with affiliated companies, has adopted a SIMPLE IRA plan for the benefit of its employees effective March 31, 2001. The Company may match up to 3% of eligible employee's contributions. The Company did not incur any expense for matching contributions for the year ended December 31, 2005.

Note 6 - Net Capital Requirements

In accordance with Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company's aggregate indebtedness, as defined, shall not exceed 15 times it net capital. The Company must also maintain minimum net capital. The Company's net capital, as defined, of $(2,608) was less than the required minimum by $7,608 as of December 31, 2005, and its ratio of aggregate indebtedness to net capital at December 31, 2005, was (5.4) to 1.00.

TECHNOLOGY CAPITAL MANAGEMENT, LLC

Notes to Financial Statements

December 31, 2005

Note 8 - Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2005.

Note 9 - Omission of Certain Reports

A computation for determination of reserve requirements pursuant to rule 15c3-3 as specified by rule 17a-5(d)(3) and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

The Securities Investor Protection Corporation ("SIPC") supplemental report specified by rule 17a-5(e)(4) is omitted since the SIPC has suspended assessments based on net operating revenue.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

SCHEDULE I
NET CAPITAL COMPUTATION
AS REQUIRED UNDER RULE 15c3-1 OF THE SECURITY AND EXCHANGE COMMISSION
FOR
TECHNOLOGY CAPITAL MANAGEMENT, LLC

Year Ended December 31, 2005

Net capital requirement, the greater of:		$ 5,000
1/15 of aggregate indebtedness	$ 940	
Minimum dollar requirement	5,000	
Net capital		(2,608)
Deficient Net Capital		$ (7,608)
Aggregate indebtedness		$ 14,103
Excess net capital @ 1,000% (net capital, less 10% aggregate indebtedness)		$ (2,749)
Ratio of aggregate indebtedness to net capital		(5.4) to 1.00
Ratio of subordinated indebtedness to debt/equity total		N/A

Total assets		$ 11,597
Less - total liabilities		14,103
Net worth		(2,506)
Deductions from and/or charges to net worth		
Total non-allowable assets	44	
Other deductions or charges	-	
Total deductions from net worth		44
Net capital before haircuts on securities positions		(2,550)
Haircuts on securities	58	
Certificates of deposit and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government obligations	-	
Corporate obligations	-	
Stock and warrants	-	
Options	-	
Arbitrage	-	
Other securities	-	
Undue concentration	-	58
Deficient Net capital		$ (2,608)

Reconciliation with the Company's Computation (included in Part II of Form X-17-A-5) as of December 31, 2005:

Net capital, as report in the Company's Part II (unaudited) Focus Report	$ 14,714
Audit adjustment to record services contributed as member capital	(17,322)
Net capital, per above	$ (2,608)

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY
RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

PANNELL
KERR
FORSTER
OF TEXAS, P.C.

Professional Advisors
5847 San Felipe, Suite 2400
Houston, Texas 77057
Phone: (713) 860-1400
Fax: (713) 355-3909
www.pkftexas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED By RULE 17A-5 of the SECURITIES AND EXCHANGE COMMISSION

To the Member of
Technology Capital Management, LLC

In planning and performing our audit of the financial statements and supplementary schedule of Technology Capital Management, LLC (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We however, observed that the Company was not in compliance with the minimum net capital requirement under Rule 17a-3(a)(11) during the fourth quarter ended December 31, 2005. Pursuant to Rule 17a-11(b), notice was sent by the Company to NASD and the SEC notifying them of the event of non-compliance. The Company is in the process of obtaining adequate capital to reinstate its minimum net capital requirement of $5,000. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the consolidated financial statements of Technology Capital Management, LLC, for the year ended December 31, 2005, and this report does not affect our report thereon dated February 24, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, and the SEC, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pannell Kerr Forster of Texas, P.C.

February 24, 2006